

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 18, 2010)

Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-162219
333-162219-01

RBS
The Royal Bank of Scotland

The Royal Bank of Scotland plc
RBS Notes[SM]

fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc

We, The Royal Bank of Scotland plc, may offer from time to time senior notes. The specific terms of any notes that we offer will be included in a pricing supplement. The notes will have the following general terms:

- The notes will bear interest at either a fixed rate or a floating rate that varies during the lifetime of the relevant notes, which, in either case, may be zero. Floating rates will be based on rates or indices specified in the applicable pricing supplement.
- The notes will pay interest, if any, on the dates stated in the applicable pricing supplement.
- The notes will be fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc.
- The notes will be held in global form by The Depository Trust Company, unless the pricing supplement provides otherwise.

The pricing supplement may also specify that the notes will have additional terms, including the following:

- The notes may be optionally or mandatorily exchangeable for securities of an entity that is not affiliated with us, for a basket or index of those securities, or for the cash value of those securities.
- Payments on the notes may be linked to currency prices, commodity prices, securities of entities not affiliated with us, baskets of those securities or indices, or any combination of the above.
- The notes may be either callable by us or puttable by you.

Investing in the notes involves risks. See "Risk Factors" beginning on page S-2.

These securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal agency. The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RBS Securities Inc. has agreed to use reasonable efforts to solicit offers to purchase these securities as our selling agent to the extent it is named in the applicable pricing supplement. Certain other selling agents to be named in the applicable pricing supplement may also be used to solicit such offers on a reasonable efforts basis. We refer to each selling agent individually as the "agent" and together as the "agents." The agents may also purchase these securities as principal at prices to be agreed upon at the time of sale. The agents may resell any securities they purchase as principal at prevailing market prices, or at other prices, as they determine.

RBS Securities Inc. may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of the securities and related guarantees in market-making transactions.

RBS Securities Inc.

August 25, 2010

TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS SUPPLEMENT

We may offer from time to time the notes described in this prospectus supplement. We refer to the notes and the related guarantees offered under this prospectus supplement as our RBS Notes^{SM}. We refer to the offering of the "RBS Notes^{SM}" as our "RBS Notes^{SM} program."

In this prospectus supplement, the terms "we", "us", "our" and "RBS" refer to The Royal Bank of Scotland plc, the term "RBSG" means The Royal Bank of Scotland Group plc, the term "Group" means The Royal Bank of Scotland Group plc and its subsidiaries and the term "RBSSI" means RBS Securities Inc., an affiliate of the Group.

This prospectus supplement sets forth certain terms of the notes that we may offer and supplements the prospectus that is attached to the back of this prospectus supplement. Each time we offer notes, we will attach a pricing supplement, product supplement and/or underlying supplement to this prospectus supplement, all of which we refer to as a "pricing supplement." **The pricing supplement will contain the specific description of the notes we are offering and the terms of the offering and it may modify or replace information contained in this prospectus supplement or the accompanying prospectus.**

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus and pricing supplement in making your investment decision. You should also read and consider the information contained in the documents identified in "Where You Can Find More Information" in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus and any pricing supplement. We have not authorized anyone else to provide you with different or additional information. We are offering to sell these securities and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted.

The notes may not be offered or sold in any jurisdiction in which such offer or sale would be unlawful. The notes may only be offered within the European Economic Area in compliance with the Prospectus Directive 2003/71/EC and the implementing measures in any member state. See "Plan of Distribution — Selling Restrictions" in this prospectus supplement.

The information set forth in this prospectus supplement is directed to prospective purchasers who are United States residents. We disclaim any responsibility to advise prospective purchasers who are residents of countries other than the United States of any matters arising under foreign law that may affect the purchase of or holding of, or receipt of payments on, the notes. These persons should consult their own legal and financial advisors concerning these matters.

RISK FACTORS

Your investment in the notes will involve a number of risks. Additional risks, including specific tax risks, relating to specific types of notes will be described in the applicable pricing supplement. You should consider carefully the following risks and the risks, if any, set forth in the applicable pricing supplement, before you decide that an investment in the notes is suitable for you. You should consult your own financial and legal advisors regarding the risks and suitability of an investment in the notes.

If your notes are redeemable, we may choose to redeem them when prevailing interest rates are relatively low.

If your notes are redeemable, we may choose to redeem your notes when prevailing interest rates are low and you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed.

We cannot assure you that a trading market for your notes will ever develop or be maintained or that a trade can be executed at any indicative price shown on any website or Bloomberg.

We cannot assure you that a trading market for your notes will ever develop or be maintained. Many factors independent of our creditworthiness affect the trading market and market value of your notes. These factors include, among others:

- whether we list the notes on a securities exchange;

- whether we or any other dealer makes a market in the notes;

- the method of calculating the principal and interest for the notes;

- the time remaining to the maturity of the notes;

- the outstanding amount of the notes;

- the redemption features of the notes; and

- the level, direction and volatility of interest rates, generally.

There may be a limited number of buyers when you decide to sell your notes, which may affect the price you receive for your notes or your ability to sell your notes at all.

In connection with any secondary market activity in our notes, our affiliates may post indicative prices for the notes on a designated website or via Bloomberg. However, our affiliates are not required to post such indicative prices and may stop doing so at any time. Investors are advised that any prices shown on any website or Bloomberg page are indicative prices only and, as such, there can be no assurance that any trade could be executed at such prices. Investors should contact their brokerage firm for further information.

If the notes you purchase are floating rate notes, you may receive a lesser amount of interest in the future.

Because the interest rate on floating rate notes will be indexed to an external interest rate or index that may vary from time to time, there will be significant risks not associated with a conventional fixed rate debt security. These risks include fluctuation of the applicable interest rate and the possibility that, in the future, the interest rate on your note will decrease and may be zero, subject to any minimum interest rate specified in the applicable pricing supplement. We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.

If the floating rate notes you purchase are subject to a maximum interest rate, your return will be limited.

If the applicable pricing supplement specifies that your floating rate notes are subject to a maximum interest rate, the rate of interest that will accrue on the floating rate notes during any interest reset period will never exceed the specified maximum interest rate.

The Inclusion of Commissions and Cost of Hedging in the Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the agents are willing to purchase notes in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the profit component included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by the agents, as a result of dealer discounts, mark-ups or other transaction costs.

There are potential conflicts of interest between you and the calculation agent.

RBSSI, an affiliate of ours, will serve as the calculation agent with respect to the notes. In its role as calculation agent, RBSSI will exercise its judgment when performing its functions. Absent manifest error, all of its determinations in its role as calculation agent will be final and binding on you and us, without any liability on its or our part. You will not be entitled to any compensation from us or RBSSI for any loss suffered as a result of any of its determinations in its role as calculation agent. Since these determinations by RBSSI as calculation agent may affect the return on and/or market value of your notes, you and RBSSI may have a conflict of interest.

The U.S. federal income tax treatment of certain instruments is uncertain.

The U.S. federal income tax treatment of certain instruments we may issue is uncertain. Please read carefully the section entitled "United States Federal Income Taxation" in this Prospectus Supplement and any discussion regarding U.S. federal income taxation contained in the applicable pricing supplement. You should consult your own tax adviser about an investment in any of our notes in light of your particular tax situation.

USE OF PROCEEDS

Unless the applicable pricing supplement states otherwise, we will use the net proceeds from the sale of the notes we offer by this prospectus supplement for general corporate purposes, in connection with hedging our obligations under the securities or for any other purpose described in the applicable prospectus supplement. General corporate purposes may include additions to working capital, investments in or extensions of credit to our subsidiaries and the repayment of indebtedness. We may temporarily invest the net proceeds or use them to repay short-term debt until they are used for their stated purpose**.**

DESCRIPTION OF NOTES

Investors should carefully read the general terms and provisions of our debt securities in "Description of Debt Securities" in the accompanying prospectus. This section supplements that description. **The pricing supplement will add specific terms for each issuance of notes and may modify or replace any of the information in this section and in "Description of Debt Securities" in the accompanying prospectus.**

General Terms of Notes

We may issue notes under an amended and restated indenture dated as of August 13, 2010 among us, RBSG, as guarantor, and The Bank of New York Mellon, acting through its London Branch, as supplemented by the first supplemental indenture dated as of August 25, 2010 among us, RBSG, as guarantor, The Bank of New York Mellon, acting through its London Branch, Wilmington Trust Company, as trustee for the notes, and Citibank, N.A., as securities administrator for the notes. We refer to such amended and restated indenture, as supplemented by such first supplemental indenture and as may be supplemented or amended from time to time as the "Indenture." Pursuant to the administration agreement dated as of August 25, 2010 (as may be amended from time to time, the "Administration Agreement") among us, RBSG, as guarantor, Wilmington Trust Company, as trustee for the notes, and Citibank, N.A., as securities administrator for the notes, the securities administrator will be the authenticating agent, paying agent, senior debt securities registrar and transfer agent for the notes. The notes issued under the Indenture will constitute a single series under the Indenture, together with any notes that we issue in the future under the Indenture that we designate as being part of that series.

Our Outstanding Indebtedness. The Indenture does not limit the amount of additional indebtedness that we may incur.

Ranking. Notes issued under the Indenture will constitute our unsecured and unsubordinated obligations and rank *pari passu* without any preference among themselves and with all our other present and future unsecured and unsubordinated obligations save for those preferred by mandatory provision of law.

Terms Specified in Pricing Supplements. A pricing supplement will specify the following terms of any issuance of our notes to the extent applicable:

- the specific designation of the notes;

- the issue price (price to public);

- the aggregate principal amount;

- the denominations or minimum denominations;

- the original issue date;

- the stated maturity date and any terms related to any extension of the maturity date;

- whether the notes are fixed rate notes, floating rate notes or notes with original issue discount;

- for fixed rate notes, the rate per year at which the notes will bear interest, if any, or the method of calculating that rate and the dates on which interest will be payable;

- for floating rate notes, the base rate, the index maturity, the spread, the spread multiplier, the initial interest rate, the interest reset periods, the interest payment dates, the maximum interest rate, the minimum interest rate and any other terms relating to the particular method of calculating the interest rate for the note;

- whether interest, if any, will be payable in cash or payable in kind;

- whether the notes may be redeemed, in whole or in part, at our option or repaid at your option, prior to the stated maturity date, and the terms of any redemption or repayment;

- whether the notes are currency-linked notes and/or notes linked to commodity prices, securities of entities not affiliated with us, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any event or circumstance, and/or baskets or indices of any of these items, or any combination of the above;

- the terms on which holders of the notes may convert or exchange them into or for stock or other securities of entities not affiliated with us, or for the cash value of any of these securities or for any other property, any specific terms relating to the adjustment of the conversion or exchange feature and the period during which the holders may effect the conversion or exchange;

- whether the notes are renewable notes;

- if any note is not denominated and payable in U.S. dollars, the currency or currencies in which the principal, premium, if any, and interest, if any, will be paid, which we refer to as the "specified currency," along with any other terms relating to the non-U.S. dollar denomination, including exchange rates as against the U.S. dollar at selected times during the last five years and any exchange controls affecting that specified currency;

- whether and under what circumstances we will pay additional amounts on the notes for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those debt securities rather than pay the additional amounts;

- whether the notes will be listed on any stock exchange;

- whether the notes will be issued in book-entry or certificated form;

- if the notes are in book-entry form, whether the notes will be offered on a global basis to investors through Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, *société anonyme* as well as through the Depositary (each as defined below); and

- any other terms on which we will issue the notes.

Some Definitions. We have defined some of the terms that we use frequently in this prospectus supplement below:

A "business day" means any day, other than a Saturday or Sunday, (a) that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close (x) for all notes, in The City of New York, (y) for notes denominated in a specified currency other than U.S. dollars, euro or Australian dollars, in the principal financial center of the country of the specified currency or (z) for notes denominated in Australian dollars, in Sydney; and (b) for notes denominated in euro, that is also a TARGET Settlement Day.

"Depositary" means The Depository Trust Company, New York, New York.

"Euro LIBOR notes" means LIBOR notes for which the index currency is euros.

An "interest payment date" for any note means a date on which, under the terms of that note, regularly scheduled interest is payable.

"London banking day" means any day on which dealings in deposits in the relevant index currency are transacted in the London interbank market.

The "record date" for any interest payment date is the date 15 calendar days prior to that interest payment date, whether or not that date is a business day, unless another date is specified in the applicable pricing supplement.

"TARGET Settlement Day" means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer System ("TARGET2") is open.

References in this prospectus supplement to "U.S. dollar," or "U.S.$" or "$" are to the currency of the United States of America.

Guarantee

RBSG will fully and unconditionally guarantee payment in full to the holders of notes issued by us. The guarantee is set forth in, and forms part of, the Indenture under which notes will be issued by us. If, for any reason, we do not make any required payment in respect of our notes when due, RBSG will cause the payment to be made to or to the order of the paying agent on behalf of the trustee. The guarantee will be on a senior basis. Holders of notes issued by us may sue RBSG to enforce their rights under the guarantee without first suing any other person or entity. RBSG may, without the consent of the holders of the debt securities, assume all of our rights and obligations under the debt securities and upon such assumption, we will be released from our liabilities under Indenture and the notes.

Forms of Notes

We will offer the notes on a continuing basis and will issue notes only in fully registered form either as registered global notes or as certificated notes. References to "holders" mean those who own notes registered in their own names, on the books that we or the securities administrator maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through one or more depositaries.

Registered Global Notes. For registered global notes, we will issue one or more global certificates representing the entire issue of notes. Except as set forth in the accompanying prospectus under "Description of Debt Securities — Form of Debt Securities; Book-Entry System," you may not exchange registered global notes or interests in registered global notes for certificated notes.

Each global note certificate representing registered global notes will be deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. These certificates name the Depositary or its nominee as the owner of the notes. The Depositary maintains a computerized system that will reflect the interests held by its participants in the global notes. An investor's beneficial interest will be reflected in the records of the Depositary's direct or indirect participants through an account maintained by the investor with its broker/dealer, bank, trust company or other representative. A further description of the Depositary's procedures for global notes representing book-entry notes is set forth under "Description of Debt Securities — Form of Debt Securities; Book-Entry System" in the accompanying prospectus. The Depositary has confirmed to us, RBSSI, and the trustee that it intends to follow these procedures.

Certificated Notes. If we issue notes in certificated form, the certificate will name the investor or the investor's nominee as the owner of the note. The person named in the note register will be considered the owner of the note for all purposes under the Indenture. For example, if we need to ask the holders of the notes to vote on a proposed amendment to the notes, the person named in the note register will be asked to cast any vote regarding that note. If you have chosen to have some other entity hold the certificates for you, that entity will be considered the owner of your note in our records and will be entitled to cast the vote regarding your note. You may not exchange certificated notes for registered global notes or interests in registered global notes.

Denominations. Unless otherwise specified in the pricing supplement, we will issue the notes:

- for U.S. dollar-denominated notes, in denominations of $1,000 or any amount greater than $1,000 that is an integral multiple of $1,000; or

- for notes denominated in a specified currency other than U.S. dollars, in denominations of the equivalent of $1,000, rounded to an integral multiple of 1,000 units of the specified currency, or any larger integral multiple of 1,000 units of the specified currency, as determined by reference to the market exchange rate, as defined under "— Interest and Principal Payments — Unavailability of Foreign Currency" below, on the business day immediately preceding the date of issuance.

Interest and Principal Payments

Payments, Exchanges and Transfers. Holders may present notes for payment of principal, premium, if any, and interest, if any, register the transfer of the notes, and exchange the notes at Citibank, N.A., the securities administrator, at 111 Wall Street, 15th Floor, New York, New York 10043, Attention: Agency and Trust Group, as our current agent for the payment, transfer and exchange of the notes. We refer to Citibank, N.A., acting in this capacity, as the paying agent. However, holders of global notes may transfer and exchange global notes only in the manner and to the extent set forth under "Description of Debt Securities — Form of Debt Securities; Book-Entry System" in the accompanying prospectus.

We will not be required to:

• register the transfer or exchange of any note if the holder has exercised the holder's right, if any, to require us to repurchase the note, in whole or in part, except the portion of the note not required to be repurchased;

• register the transfer or exchange of notes to be redeemed for a period of fifteen calendar days preceding the mailing of the relevant notice of redemption; or

• register the transfer or exchange of any note selected for redemption in whole or in part, except the unredeemed or unpaid portion of that note being redeemed in part.

No service charge will be made for any registration or transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange of notes.

Although we anticipate making payments of principal, premium, if any, and interest, if any, on most notes in U.S. dollars, some notes may be payable in foreign currencies as specified in the applicable pricing supplement. Currently, few facilities exist in the United States to convert U.S. dollars into foreign currencies and vice versa. In addition, most U.S. banks do not offer non-U.S. dollar denominated checking or savings account facilities. Accordingly, unless alternative arrangements are made, we will pay principal, premium, if any, and interest, if any, on notes that are payable in a foreign currency to an account at a bank outside the United States, which, in the case of a note payable in euro, will be made by credit or transfer to a euro account specified by the payee in a country for which the euro is the lawful currency.

Recipients of Payments. The paying agent will pay interest to the person in whose name the note is registered at the close of business on the applicable record date. However, upon maturity, redemption or repayment, the paying agent will pay any interest due to the person to whom it pays the principal of the note. The paying agent will make the payment of interest on the date of maturity, redemption or repayment, whether or not that date is an interest payment date. The paying agent will make the initial interest payment on a note on the first interest payment date falling after the date of issuance, unless the date of issuance is less than 15 calendar days before an interest payment date. In that case, the paying agent will pay interest on the next succeeding interest payment date to the holder of record on the record date corresponding to the succeeding interest payment date.

Book-Entry Notes. The paying agent will make payments of principal, premium, if any, and interest, if any, to the account of the Depositary, as holder of book-entry notes, by wire transfer of immediately available funds. We expect that the Depositary, upon receipt of any payment, will immediately credit its participants' accounts in amounts proportionate to their respective beneficial interests in the book-entry notes as shown on the records of the Depositary. We also expect that payments by the Depositary's participants to owners of beneficial interests in the book-entry notes will be governed by standing customer instructions and customary practices and will be the responsibility of those participants.

Certificated Notes. Except as indicated below, for payments of interest at maturity, redemption or repayment, the paying agent will make U.S. dollar payments of interest either:

• by check mailed to the address of the person entitled to payment as shown on the note register; or

• by wire transfer of immediately available funds, if the holder has provided wire transfer instructions to the paying agent not later than 15 calendar days prior to the applicable interest payment date.

U.S. dollar payments of principal, premium, if any, and interest, if any, upon maturity, redemption or repayment on a note will be made in immediately available funds against presentation and surrender of the note.

Payment Procedures for Book-Entry Notes Denominated in a Foreign Currency. Book-entry notes payable in a specified currency other than U.S. dollars will provide that a beneficial owner of interests in those notes may elect to receive all or a portion of the payments of principal, premium, if any, or interest, if any, in U.S. dollars. In those cases, the Depositary will elect to receive all payments with respect to the beneficial owner's interest in the notes in U.S. Dollars, unless the beneficial owner takes the following steps:

- The beneficial owner must give complete instructions to the direct or indirect participant through which it holds the book-entry notes of its election to receive those payments in the specified currency other than U.S. dollars by wire transfer to an account specified by the beneficial owner with a bank located outside the United States. In the case of a note payable in euro, the account must be a euro account in a country for which the euro is the lawful currency.

- The participant must notify the Depositary of the beneficial owner's election on or prior to the third business day after the applicable record date, for payments of interest, and on or prior to the twelfth business day prior to the maturity date or any redemption or repayment date, for payment of principal or premium.

- The Depositary must have notified the paying agent of the beneficial owner's election on or prior to the fifth business day after the applicable record date, for payments of interest, and on or prior to the tenth business day prior to the maturity date or any redemption or repayment date, for payment of principal or premium.

Beneficial owners should consult their participants in order to ascertain the deadline for giving instructions to participants in order to ensure that timely notice will be delivered to the Depositary.

Payment Procedures for Certificated Notes Denominated in a Foreign Currency. For certificated notes payable in a specified currency other than U.S. dollars, the notes may provide that the holder may elect to receive all or a portion of the payments on those notes in U.S. dollars. To do so, the holder must send a written request to the paying agent:

- for payments of interest, on or prior to the fifth business day after the applicable record date; or

- for payments of principal, at least ten business days prior to the maturity date or any redemption or repayment date.

To revoke this election for all or a portion of the payments on the certificated notes, the holder must send written notice to the paying agent:

- at least five business days prior to the applicable record date, for payment of interest; or

- at least ten business days prior to the maturity date or any redemption or repayment date, for payments of principal.

If the holder elects to be paid in a currency other than U.S. dollars, the paying agent will pay the principal, premium, if any, or interest, if any, on the certificated notes:

- by wire transfer of immediately available funds in the specified currency to the holder's account at a bank located outside the United States, and in the case of a note payable in euro, in a country for which the euro is the lawful currency, if the paying agent has received the holder's written wire transfer instructions not less than 15 calendar days prior to the applicable payment date; or

- by check payable in the specified currency mailed to the address of the person entitled to payment that is specified in the note register, if the holder has not provided wire instructions.

However, the paying agent will pay only the principal of the certificated notes, any premium and interest, if any, due at maturity, or on any redemption or repayment date, upon surrender of the certificated notes at the office or agency of the paying agent.

Determination of Exchange Rate for Payments in U.S. Dollars for Notes Denominated in a Foreign Currency. The exchange rate agent identified in the relevant pricing supplement will convert the specified currency into U.S. dollars for holders who elect to receive payments in U.S. dollars and for beneficial owners of book-entry notes that do not follow the procedures we have described immediately above. The conversion will be based on the highest bid quotation in The City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date from three recognized foreign exchange dealers for the purchase by the quoting dealer:

- of the specified currency for U.S. dollars for settlement on the payment date;

- in the aggregate amount of the specified currency payable to those holders or beneficial owners of notes; and

- at which the applicable dealer commits to execute a contract.

One of the dealers providing quotations may be the exchange rate agent unless the exchange rate agent is an affiliate of ours. If those bid quotations are not available, payments will be made in the specified currency. The holders or beneficial owners of notes will pay all currency exchange costs by deductions from the amounts payable on the notes.

Unavailability of Foreign Currency. The relevant specified currency may not be available to us or RBSG, as the case may be, for making payments of principal of, premium on, if any, or interest, if any, on any note. This could occur due to the imposition of exchange controls or other circumstances beyond our control or if the specified currency is no longer used by the government of the country issuing that currency or by public institutions within the international banking community for the settlement of transactions. If the specified currency is unavailable, we may satisfy our obligations to holders of the notes by making those payments on the date of payment in U.S. dollars on the basis of the noon dollar buying rate in The City of New York for cable transfers of the currency or currencies in which a payment on any note was to be made, published by the Federal Reserve Bank of New York, which we refer to as the "market exchange rate." If that rate of exchange is not then available or is not published for a particular payment currency, the market exchange rate will be based on the highest bid quotation in The City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date from three recognized foreign exchange dealers for the purchase by the quoting dealer:

- of the specified currency for U.S. dollars for settlement on the payment date;

- in the aggregate amount of the specified currency payable to those holders or beneficial owners of notes; and

- at which the applicable dealer commits to execute a contract.

One of the dealers providing quotations may be the exchange rate agent unless the exchange rate agent is our affiliate. If those bid quotations are not available, the exchange rate agent will determine the market exchange rate at its sole discretion.

These provisions do not apply if a specified currency is unavailable because it has been replaced by the euro. If the euro has been substituted for a specified currency, we may at our option, or will, if required by applicable law, without the consent of the holders of the affected notes, pay the principal of, premium on, if any, or interest, if any, on any note denominated in the specified currency in euro instead of the specified currency, in conformity with legally applicable measures taken pursuant to, or by virtue of, the treaty establishing the European Community, as amended by the treaty on European Union. Any payment made in U.S. dollars or in euro as described above where the required payment is in an unavailable specified currency will not constitute an event of default.

Discount Notes. Some notes may be issued at a price which represents a discount to their principal amount. We refer to these notes as "discount notes." Such discount may be required to be included in income for U.S. federal income tax purposes, as described under "United States Federal Income Taxation — Tax Consequences to U.S. Holders — Original Issue Discount." In the event of a redemption or repayment of any discount note or if any discount note is declared to be due and payable immediately as described under "Description of Debt Securities — Events of Default; Limitation of Remedies" in the accompanying prospectus, the amount of principal due and payable on that note will be limited to:

- the aggregate principal amount of the note *multiplied by* the sum of

- its issue price, expressed as a percentage of the aggregate principal amount, plus

- the original issue discount accrued from the date of issue to the date of redemption, repayment or declaration, expressed as a percentage of the aggregate principal amount.

Solely for purposes of determining the amount of original issue discount that has accrued under the above formula as of any date on which a redemption, repayment or acceleration of maturity occurs for a discount note, original issue discount will be accrued using a constant yield method. The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the initial period (as defined below), corresponds to the shortest period between interest payment dates for the applicable discount note (with ratable accruals within a compounding period), and an assumption that the maturity of a discount note will not be accelerated. If the period from the date of issue to the first interest payment date for a discount note, which we refer to as the "initial period", is shorter than the compounding period for the discount note, a proportionate amount of the yield for an entire compounding period will be accrued. If the initial period is longer than the compounding period, then the period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence.

The accrual of the applicable original issue discount described above is solely for purposes of determining the amounts payable upon redemption, repayment or acceleration of maturity. That amount of accrued original issue discount may differ from the accrual of original issue discount for purposes of the Internal Revenue Code of 1986, as amended (the "Code"). Certain discount notes may not be treated as having original issue discount within the meaning of the Code, and notes other than discount notes may be treated as issued with original issue discount for federal income tax purposes. See "United States Federal Income Taxation — Tax Consequences to U.S. Holders — Original Issue Discount" below. See also the applicable pricing supplement for any special considerations applicable to these notes.

Fixed Rate Notes

Each fixed rate note will bear interest from the date of issuance at the annual rate stated on its face until the principal is paid or made available for payment.

How Interest Is Calculated. Interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

How Interest Accrues. Interest on fixed rate notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date, or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under "If a Payment Date Is not a Business Day."

When Interest Is Paid. Payments of interest on fixed rate notes will be made on the interest payment dates specified in the applicable pricing supplement. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

Amount of Interest Payable. Interest payments for fixed rate notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the relevant interest payment date or date of maturity or earlier redemption or repayment, as the case may be.

If a Payment Date Is not a Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

Floating Rate Notes

Unless otherwise specified in the applicable pricing supplement, each floating rate note will bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as the "base rate." The base rate may be one or more of the following:

- the CD rate,

- the commercial paper rate,

- EURIBOR,

- the federal funds rate,

- LIBOR,

- the prime rate,

- the Treasury rate,

- the CPI, or

- any other rate or interest rate formula specified in the applicable pricing supplement.

Formula for Interest Rates. The interest rate on each floating rate note will be calculated by reference to:

- the specified base rate based on the index maturity,

- plus or minus the spread, if any, and/or

- multiplied by the spread multiplier, if any.

For any floating rate note, "index maturity" means the period of maturity of the instrument or obligation from which the base rate is calculated and will be specified in the applicable pricing supplement. The "spread" is the number of basis points (one one-hundredth of a percentage point) specified in the applicable pricing supplement to be added to or subtracted from the base rate for a floating rate note. The "spread multiplier" is the percentage specified in the applicable pricing supplement to be applied to the base rate for a floating rate note.

Limitations on Interest Rate. A floating rate note may also have either or both of the following limitations on the interest rate:

- a maximum limitation, or ceiling, on the rate of interest which may accrue during any interest period, which we refer to as the "maximum interest rate";

- a minimum limitation, or floor, on the rate of interest that may accrue during any interest period, which we refer to as the "minimum interest rate."

Any applicable maximum interest rate or minimum interest rate will be set forth in the applicable pricing supplement.

In addition, the interest rate on a floating rate note may not be higher than the maximum rate permitted by New York law, as that rate may be modified by United States law of general application. Under current New York law, the maximum rate of interest, subject to some exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per annum on a simple interest basis. These limits do not apply to loans of $2,500,000 or more.

How Floating Interest Rates Are Reset. The interest rate in effect from the date of issue to the first interest reset date for a floating rate note will be the initial interest rate specified in the applicable pricing supplement. We refer to this rate as the "initial interest rate." The interest rate on each floating rate note may be reset daily, weekly, monthly, quarterly, semiannually or annually. This period is the "interest reset period" and the first day of each interest reset period is the "interest reset date." The "interest determination date" for any interest reset date is the day the calculation agent identified in the applicable pricing supplement will refer to when determining the new interest rate at which a floating rate will reset, and is applicable as follows (unless otherwise specified in the applicable pricing supplement):

- for CD rate notes, commercial paper rate notes, federal funds rate notes, prime rate notes and CMT rate notes, the interest determination date will be the second business day prior to the interest reset date;

- for EURIBOR notes or Euro LIBOR notes, the interest determination date will be the second TARGET Settlement Day, as defined above under "— General Terms of Notes — Some Definitions," prior to the interest reset date;

- for LIBOR notes (other than Euro LIBOR notes), the interest determination date will be the second London banking day prior to the interest reset date, except that the interest determination date pertaining to an interest reset date for a LIBOR note for which the index currency is pounds sterling will be the interest reset date; and

- for Treasury rate notes, the interest determination date will be the day of the week in which the interest reset date falls on which Treasury bills would normally be auctioned.

Treasury bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, but the auction may be held on the preceding Friday. If, as the result of a legal holiday, the auction is held on the preceding Friday, that Friday will be the interest determination date pertaining to the interest reset date occurring in the next succeeding week. If an auction falls on a day that is an interest reset date, that interest reset date will be the next following business day.

The interest reset dates will be specified in the applicable pricing supplement. If an interest reset date for any floating rate note falls on a day that is not a business day, it will be postponed to the following business day, except that, in the case of a EURIBOR note or a LIBOR note, if that business day is in the next calendar month, the interest reset date will be the immediately preceding business day.

The interest rate in effect for the ten calendar days immediately prior to maturity, redemption or repayment will be the one in effect on the tenth calendar day preceding the maturity, redemption or repayment date.

In the detailed descriptions of the various base rates which follow, the "calculation date" pertaining to an interest determination date means the earlier of (1) the tenth calendar day after that interest determination date, or, if that day is not a business day, the next succeeding business day, and (2) the business day preceding the applicable interest payment date or maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date.

How Interest Is Calculated. Interest on floating rate notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under "If a Payment Date is Not a Business Day."

The applicable pricing supplement will specify a calculation agent for any issue of floating rate notes. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date for that floating rate note.

Unless otherwise specified in the applicable pricing supplement, for a floating rate note, accrued interest will be calculated by multiplying the principal amount of the floating rate note by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by *dividing* the interest rate applicable to that day:

- by 360, in the case of CD rate notes, commercial paper rate notes, EURIBOR notes, federal funds rate notes, LIBOR notes (except for LIBOR notes denominated in pounds sterling) and prime rate notes;

- by 365, in the case of LIBOR notes denominated in pounds sterling; or

- by the actual number of days in the year, in the case of Treasury rate notes and CMT rate notes.

For these calculations, the interest rate in effect on any interest reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset date or, if none, the initial interest rate.

All percentages used in or resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005% rounded up to 0.00001%), and all U.S. dollar amounts used in or resulting from these calculations on floating rate notes will be rounded to the nearest cent (with one-half cent rounded upward). All Japanese Yen amounts used in or resulting from these calculations will be rounded downwards to the next lower whole Japanese Yen amount. All amounts denominated in any other currency used in or resulting from these calculations will be rounded to the nearest two decimal places in that currency with 0.005 being rounded upward.

When Interest Is Paid. We will pay interest on floating rate notes on the interest payment dates specified in the applicable pricing supplement. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

If a Payment Date Is Not a Business Day. If any scheduled interest payment date, other than the maturity date or any earlier redemption or repayment date, for any floating rate note falls on a day that is not a business day, it will be postponed to the following business day, except that, in the case of a EURIBOR note or a LIBOR note, if that business day would fall in the next calendar month, the interest payment date will be the immediately preceding business day. If the scheduled maturity date or any earlier redemption or repayment date of a floating rate note falls on a day that is not a business day, the payment of principal, premium, if any, and interest, if any, will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the maturity, redemption or repayment date.

Base Rate Notes

CD Rate Notes

CD rate notes will bear interest at the interest rates specified in the applicable pricing supplement. Those interest rates will be based on the CD rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise specified in the applicable pricing supplement, the "CD rate" means, for any interest determination date, the rate on that date for negotiable certificates of deposit having the index maturity specified in the applicable pricing supplement as published by the Board of Governors of the Federal Reserve System in "Statistical Release H.15(519), Selected Interest Rates," or any successor publication of the Board of Governors of the Federal Reserve System ("H.15(519)") under the heading "CDs (Secondary Market)."

The following procedures will be followed if the CD rate cannot be determined as described above:

- If the above rate is not published in H.15(519) by 9:00 a.m., New York City time, on the calculation date, the CD rate will be the rate on that interest determination date set forth in the daily update of H.15(519), available through the world wide website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update, or any successor site or publication, which is commonly referred to as the "H.15 Daily Update," for the interest determination date for certificates of deposit having the index maturity specified in the applicable pricing supplement, under the caption "CDs (Secondary Market)."

- If the above rate is not yet published in either H.15(519) or the H.15 Daily Update by 3:00 p.m., New York City time, on the calculation date, the calculation agent will determine the CD rate to be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on that interest determination date of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York selected by the calculation agent, after consultation with us, for negotiable certificates of deposit of major United States money center banks of the highest credit standing in the market for negotiable certificates of deposit with a remaining maturity closest to the index maturity specified in the applicable pricing supplement in an amount that is representative for a single transaction in that market at that time.

- If the dealers selected by the calculation agent are not quoting as set forth above, the CD rate for that interest determination date will remain the CD rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

Commercial Paper Rate Notes

Commercial paper rate notes will bear interest at the interest rates specified in the applicable pricing supplement. Those interest rates will be based on the commercial paper rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise specified in the applicable pricing supplement, the "commercial paper rate" means, for any interest determination date, the money market yield, calculated as described below, of the rate on that date for commercial paper having the index maturity specified in the applicable pricing supplement, as that rate is published in H.15(519), under the heading "Commercial Paper — Nonfinancial."

The following procedures will be followed if the commercial paper rate cannot be determined as described above:

- If the above rate is not published by 9:00 a.m., New York City time, on the calculation date, then the commercial paper rate will be the money market yield of the rate on that interest determination date for commercial paper of the index maturity specified in the applicable pricing supplement as published in the H.15 Daily Update under the heading "Commercial Paper — Nonfinancial."

- If by 3:00 p.m., New York City time, on that calculation date the rate is not yet published in either H.15(519) or the H.15 Daily Update, then the calculation agent will determine the commercial paper rate to be the money market yield of the arithmetic mean of the offered rates as of 11:00 a.m., New York City time, on that interest determination date of three leading dealers of commercial paper in The City of New York selected by the calculation agent, after consultation with us, for commercial paper of the index maturity specified in the applicable pricing supplement, placed for an industrial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating agency.

- If the dealers selected by the calculation agent are not quoting as set forth above, the commercial paper rate for that interest determination date will remain the commercial paper rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The "money market yield" will be a yield calculated in accordance with the following formula:

$$\text{money market yield} = \frac{D \times 360}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per year rate for commercial paper quoted on a bank discount basis and expressed as a decimal and "M" refers to the actual number of days in the interest period for which interest is being calculated.

EURIBOR Notes

EURIBOR notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on EURIBOR and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise specified in the applicable pricing supplement, "EURIBOR" means, for any interest determination date, the rate for deposits in euros as sponsored, calculated and published jointly by the European Banking Federation and ACI — The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing those rates, for the index maturity specified in the applicable pricing supplement as that rate appears on the display on Reuters, or any successor service, on page EURIBOR01 or any other page as may replace page EURIBOR01 on that service, which is commonly referred to as "Reuters Page EURIBOR01," as of 11:00 a.m. (Brussels time).

The following procedures will be followed if the rate cannot be determined as described above:

- If the above rate does not appear, the calculation agent will request the principal Euro-zone office of each of four major banks in the Euro-zone interbank market, as selected by the calculation agent, after consultation with us, to provide the calculation agent with its offered rate for deposits in euros, at approximately 11:00 a.m. (Brussels time) on the interest determination date, to prime banks in the Euro-zone interbank market for the index maturity specified in the applicable pricing supplement commencing on the applicable interest reset date, and in a principal amount not less than the equivalent of U.S.$1 million in euro that is representative of a single transaction in euro, in that market at that time. If at least two quotations are provided, EURIBOR will be the arithmetic mean of those quotations.

- If fewer than two quotations are provided, EURIBOR will be the arithmetic mean of the rates quoted by four major banks in the Euro-zone, as selected by the calculation agent, after consultation with us, at approximately 11:00 a.m. (Brussels time), on the applicable interest reset date for loans in euro to leading European banks for a period of time equivalent to the index maturity specified in the applicable pricing supplement commencing on that interest reset date in a principal amount not less than the equivalent of U.S.$1 million in euro.

- If the banks so selected by the calculation agent are not quoting as set forth above, EURIBOR for that interest determination date will remain EURIBOR for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest will be the initial interest rate.

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the treaty on European Union.

Federal Funds Rate Notes

Federal funds rate notes will bear interest at the interest rates specified in the applicable pricing supplement. Those interest rates will be based on the federal funds rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise specified in the applicable pricing supplement, "federal funds rate" means, for any interest determination date, the rate on that date for federal funds as published in the Federal Reserve Statistical Release H.15(519) under the heading "Federal Funds (Effective)" as displayed on Reuters or any successor service, on page FEDFUNDS1 or any other page as may replace the applicable page on that service, which is commonly referred to as "Reuters Page FEDFUNDS1." For the avoidance of doubt, the federal funds rate for any interest determination date is the rate published for the immediately preceding business day.

The following procedures will be followed if the federal funds rate cannot be determined as described above:

- If the above rate is not published by 9:00 a.m., New York City time, on the calculation date, the federal funds rate will be the rate on that interest determination date as published in the H.15 Daily Update under the heading "Federal Funds/Effective Rate."

- If the above rate is not yet published in either H.15(519) or the H.15 Daily Update by 3:00 p.m., New York City time, on the calculation date, the calculation agent will determine the federal funds rate to be the arithmetic mean of the rates for the last transaction in overnight federal funds by each of three leading brokers of federal funds transactions in The City of New York selected by the calculation agent, after consultation with us, prior to 9:00 a.m., New York City time, on that interest determination date.

- If the brokers selected by the calculation agent are not quoting as set forth above, the federal funds rate for that interest determination date will be the federal funds rate last in effect on the interest determination date.

LIBOR Notes

LIBOR notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on London interbank offered rate, which is commonly referred to as "LIBOR," and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise specified in the applicable pricing supplement, the calculation agent will determine "LIBOR" for each interest determination date as follows:

- As of the interest determination date, LIBOR will be either:

  - if "LIBOR Reuters" is specified in the applicable pricing supplement, the arithmetic mean of the offered rates for deposits in the index currency having the index maturity designated in the applicable pricing supplement, as of that interest determination date, that appear on the Designated LIBOR Page, as defined below, as of 11:00 a.m., London time, on that interest determination date, if at least two offered rates appear on the Designated LIBOR Page; except that if the specified Designated LIBOR Page, by its terms provides only for a single rate, that single rate will be used; or

  - if "LIBOR Bloomberg" is specified in the applicable pricing supplement, the rate for deposits in the index currency having the index maturity designated in the applicable pricing supplement, as of that interest determination date or, if pounds sterling is the index currency, commencing on that interest determination date, that appears on the Designated LIBOR Page at approximately 11:00 a.m., London time, on that interest determination date.

- If (1) fewer than two offered rates appear and "LIBOR Reuters" is specified in the applicable pricing supplement, or (2) no rate appears and the applicable pricing supplement specifies either (x) "LIBOR Bloomberg" or (y) "LIBOR Reuters" and the Designated LIBOR Page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent after consultation with us, to provide the calculation agent with its offered quotation for deposits in the index currency for the period of the index maturity specified in the applicable pricing supplement as of that interest determination date or, if pounds sterling is the index currency, commencing on that interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative of a single transaction in that index currency in that market at that time.

- If at least two quotations are provided, LIBOR determined on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, LIBOR will be determined for the applicable interest reset date as the arithmetic mean of the rates quoted at approximately 11:00 a.m., London time, or some other time specified in the applicable pricing supplement, in the applicable principal financial center for the country of the index currency on that interest reset date, by three major banks in that principal financial center selected by the calculation agent, after consultation with us, for loans in the index currency to leading European banks, having the index maturity specified in the applicable pricing supplement and in a principal amount that is representative of a single transaction in that index currency in that market at that time.

- If the banks so selected by the calculation agent are not quoting as set forth above, LIBOR for that interest determination date will remain LIBOR for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The "index currency" means the currency specified in the applicable pricing supplement as the currency for which LIBOR will be calculated, or, if the euro is substituted for that currency, the index currency will be the euro. If that currency is not specified in the applicable pricing supplement, the index currency will be U.S. dollars.

"Designated LIBOR Page" means either (a) if "LIBOR Reuters" is designated in the applicable pricing supplement, the display on Reuters for the purpose of displaying the London interbank rates of major banks for the applicable index currency or its designated successor, or (b) if "LIBOR Bloomberg" is designated in the applicable pricing supplement, the display on Bloomberg or any successor service, page BBAM1 <GO> on the page specified in the applicable pricing supplement, or any other page as may replace that page on that service, for the purpose of displaying the London interbank rates of major banks for the applicable index currency.

If neither LIBOR Reuters nor LIBOR Bloomberg is specified in the applicable pricing supplement, LIBOR for the applicable index currency will be determined as if LIBOR Reuters were specified, and, if the U.S. dollar is the index currency, as if Page LIBOR01, had been specified.

Prime Rate Notes

Prime rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on the prime rate and any spread and/or spread multiplier, and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise specified in the applicable pricing supplement, "prime rate" means, for any interest determination date, the rate on that date as published in Federal Reserve Statistical Release H.15(519) under the heading "Bank Prime Loan." For the avoidance of doubt, the Prime Rate for any interest determination date is the rate published for the immediately preceding business day.

The following procedures will be followed if the prime rate cannot be determined as described above:

- If the above rate is not published prior to 9:00 a.m., New York City time, on the calculation date, then the prime rate will be the rate on that interest determination date as published in Federal Reserve Statistical Release H.15 Daily Update under the heading "Bank Prime Loan."

- If the rate is not published in either H.15(519) or the H.15 Daily Update by 3:00 p.m., New York City time, on the calculation date, then the calculation agent will determine the prime rate to be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME 1 Page, as defined below, as that bank's prime rate or base lending rate as in effect for that interest determination date.

- If fewer than four rates appear on the Reuters Screen USPRIME 1 Page for that interest determination date, the calculation agent will determine the prime rate to be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by 360 as of the close of business on that interest determination date by at least three major banks in The City of New York selected by the calculation agent, after consultation with us.

- If the banks selected by the calculation agent are not quoting as set forth above, the prime rate for that interest determination date will remain the prime rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"Reuters Screen USPRIME 1 Page" means the display designated as page "USPRIME 1" on Reuters, or any successor service, or any other page as may replace the USPRIME 1 Page on that service for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury Rate Notes

Treasury rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on the Treasury rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise specified in the applicable pricing supplement, "Treasury rate" means:

- the rate from the auction held on the applicable interest determination date, which we refer to as the "auction," of direct obligations of the United States, which are commonly referred to as "Treasury Bills," having the index maturity specified in the applicable pricing supplement as that rate appears under the caption "INVESTMENT RATE" on the display on Reuters or any successor service, on page USAUCTION 10 or any other page as may replace page USAUCTION 10 on that service, which we refer to as "Reuters Page USAUCTION 10," or page USAUCTION 11 or any other page as may replace page USAUCTION 11 on that service, which we refer to as "Reuters Page USAUCTION 11";

- if the rate described in the first bullet point is not published by 3:00 p.m., New York City time, on the calculation date, the bond equivalent yield of the rate for the applicable Treasury Bills as published in the Federal Reserve Statistical Release H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/Treasury Bills/Auction High";

- if the rate described in the second bullet point is not published by 3:00 p.m., New York City time, on the related calculation date, the bond equivalent yield of the auction rate of the applicable Treasury Bills, announced by the United States Department of the Treasury;

- if the rate referred to in the third bullet point is not announced by the United States Department of the Treasury, or if the auction is not held, the bond equivalent yield of the rate on the applicable interest determination date of Treasury Bills having the index maturity specified in the applicable pricing supplement published in H.15(519) under the caption "U.S. Government Securities/Treasury Bills/ Secondary Market";

- if the rate referred to in the fourth bullet point is not so published by 3:00 p.m., New York City time, on the related calculation date, the rate on the applicable interest determination date of the applicable Treasury Bills as published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/Treasury Bills/Secondary Market";

- if the rate referred to in the fifth bullet point is not so published by 3:00 p.m., New York City time, on the related calculation date, the rate on the applicable interest determination date calculated by the calculation agent as the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on the applicable interest determination date, of three primary United States government securities dealers, which may include an agent or one or more of our affiliates, selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the index maturity specified in the applicable pricing supplement; or

- if the dealers selected by the calculation agent are not quoting as set forth above, the Treasury rate for that interest determination date will remain the Treasury rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The "bond equivalent yield" means a yield calculated in accordance with the following formula and expressed as a percentage:

$$\text{bond equivalent yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

In this formula, "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

CPI Rate Notes

CPI rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on a formula linked to changes in the CPI (as defined below) and which includes a spread and/or spread multiplier, and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise specified in the applicable pricing supplement, the "CPI" means, for any interest determination date, the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on Bloomberg or any successor service.

If, while the CPI Rate Notes are outstanding, the CPI is not published because it has been discontinued or has been substantially altered, an applicable substitute index will be chosen to replace the CPI for purposes of determining interest on the CPI Rate Notes. The applicable index will be that chosen by the Secretary of the Treasury for the Department of The Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in good faith and in accordance with general market practice at the time.

Renewable Notes

We may also issue floating rate renewable notes which will bear interest at a specified rate that will be reset periodically based on a base rate and any spread and/or spread multiplier, subject to the minimum interest rate and the maximum interest rate, if any. Any renewable notes we issue will be registered global floating rate notes. The general terms of the renewable notes are described below.

Automatic Extension of Maturity. The renewable notes will mature on the date specified in the applicable pricing supplement, which we refer to as the "initial maturity date." On the interest payment dates in each year specified in the applicable pricing supplement, each of which is treated as an election date under the terms of the renewable notes, the maturity of the renewable notes will automatically be extended to the interest payment date occurring twelve months after the election date, unless the holder elects to terminate the automatic extension of maturity for all or any portion of the principal amount of that holder's note. However, the maturity of the renewable notes may not be extended beyond the final maturity date, which will be specified in the applicable pricing supplement.

Holder's Option to Terminate Automatic Extension. On an election date, the holder may elect to terminate the automatic extension of the maturity of the renewable notes or of any portion of the renewable note having a principal amount of $1,000 or any integral multiple of $1,000. To terminate the extension, the holder must deliver a notice to the paying agent within the time frame specified in the applicable pricing supplement. This option may be exercised for less than the entire principal amount of the renewable notes, as long as the principal amount of the remainder is at least $1,000 or any integral multiple of $1,000.

If the holder elects to terminate the automatic extension of the maturity of any portion of the principal amount of the renewable notes and this election is not revoked as described below, that portion will become due and payable on the interest payment date falling six months after the applicable election date.

Revocation of Election by Holder. The holder may revoke an election to terminate the automatic extension of maturity as to any portion of the renewable notes having a principal amount of $1,000 or any integral multiple of $1,000. To do so, the holder must deliver a notice to the paying agent on any day after the election to terminate the automatic extension of maturity is effective and prior to the fifteenth day before the date on which that portion would otherwise mature. The holder may revoke the election for less than the entire principal amount of the renewable notes as long as the principal amount of both the portion whose maturity is to be terminated and the remainder whose maturity is to be extended is at least $1,000 or any integral multiple of $1,000. However, a revocation may not be made during the period from and including a record date to but excluding the immediately succeeding interest payment date.

An election to terminate the automatic extension of the maturity of the renewable notes, if not revoked as described above by the holder making the election or any subsequent holder, will be binding upon that subsequent holder.

Redemption of Notes at Our Option. We have the option to redeem renewable notes in whole or in part on the interest payment dates in each year specified in the applicable pricing supplement, commencing with the interest payment date specified in the applicable pricing supplement. The redemption price will be equal to 100% of the principal amount of the renewable notes to be redeemed, together with accrued and unpaid interest to the date of redemption. Notwithstanding anything to the contrary in this prospectus supplement, we will mail a notice of redemption to each holder by first-class mail, postage prepaid, at least 180 days and not more than 210 days prior to the date fixed for redemption.

Remarketing of Notes. We may issue renewable notes with the spread or spread multiplier to be reset by a remarketing agent in remarketing procedures. A description of the remarketing procedures, the terms of the remarketing agreement between us and the remarketing agent and the terms of any additional agreements with other parties that may be involved in the remarketing procedures will be set forth in the applicable pricing supplement and in the relevant renewable notes.

Exchangeable Notes

We may issue notes, which we refer to as "exchangeable notes," that are optionally or mandatorily exchangeable into:

- the securities of an entity not affiliated with us;

- a basket of those securities;

- an index or indices of those securities; or

- any combination of, or the cash value of, any of the above.

As specified in the applicable pricing supplement, the exchangeable notes may or may not bear interest or be issued with original issue discount or at a premium. The general terms of the exchangeable notes are described below.

Optionally Exchangeable Notes. The holder of an optionally exchangeable note may, during a period, or at specific times, exchange the note for the underlying property at a specified rate of exchange. If specified in the applicable pricing supplement, we will have the option to redeem the optionally exchangeable note prior to maturity. If the holder of an optionally exchangeable note does not elect to exchange the note prior to maturity or any applicable redemption date, the holder will receive the principal amount of the note plus any accrued interest at maturity or upon redemption.

Mandatorily Exchangeable Notes. At maturity, the holder of a mandatorily exchangeable note must exchange the note for the underlying property at a specified rate of exchange, and, therefore, depending upon the value of the underlying property at maturity, the holder of a mandatorily exchangeable note may receive less than the principal amount of the note at maturity. If so indicated in the applicable pricing supplement, the specified rate at which a mandatorily exchangeable note may be exchanged may vary depending on the value of the underlying property so that, upon exchange, the holder participates in a percentage, which may be less than, equal to, or greater than 100% of the change in value of the underlying property. Mandatorily exchangeable notes may include notes where we have the right, but not the obligation, to require holders of notes to exchange their notes for the underlying property.

Mandatorily exchangeable notes that we issue may include the following:

Reverse Exchangeable Securities ("REXs").

Unless otherwise provided in the applicable pricing supplement, investors in REXs will receive periodic cash payments at a fixed rate. At maturity, investors in REXs will receive either a cash payment equal to the original principal amount of the notes or a number of shares of underlying stock equal to the stock redemption amount. The type of payment at maturity will be determined by comparing the closing price of the underlying stock on a specified determination date to the closing price of the underlying stock on the date the notes were priced. If the closing price of the underlying stock on the determination date is at or above the closing price of the underlying stock on the date the notes were priced, the payment at maturity will be a cash payment equal to the principal amount. If the closing price of the underlying stock on the determination date is below the closing price of the underlying stock on the date the notes were priced, the investors will receive the stock redemption amount. The stock redemption amount is a number of shares of the underlying stock equal to the principal amount per security divided by the closing price of the underlying stock on the date the securities were priced.

<u>Knock-in Reverse Exchangeable Securities ("Knock-in REXs").</u>

Unless otherwise provided in the applicable pricing supplement, investors in Knock-in REXs will receive periodic cash payments at a fixed rate. Like REXs, at maturity, investors in Knock-in REXs will receive either a cash payment equal to the original principal amount of the securities or a number of shares of underlying stock equal to the stock redemption amount. However, the type of payment at maturity will be calculated by first determining if the closing price of the underlying stock was at or below the predetermined "knock-in level" on any trading day from, but not including, the date the notes were priced to, and including, a specified determination date. If the closing price of the underlying stock was never below the "knock-in level" on any trading day during the period from, but not including, the date the securities were priced to, and including, the determination date, the payment at maturity will always be a cash payment equal to the principal amount, irrespective of the closing price of the underlying stock on the determination date. If, however, the closing price of the underlying stock was below the "knock-in level" on any trading day during the period from, but not including, the date the securities were priced to, and including, the determination date, the payment at maturity will be determined by comparing the closing price of the underlying stock on the determination date to the closing price of the underlying stock on the date the notes were priced. If such closing price is equal to or greater than the closing price of the underlying stock on the date the securities were priced, the payment at maturity will be a cash payment equal to the principal amount. If, on the other hand, such closing price is below the closing price of the underlying stock on the date the securities were priced, investors will receive the stock redemption amount described above.

Payments upon Exchange. The applicable pricing supplement will specify if upon exchange, at maturity or otherwise, the holder of an exchangeable note may receive, at the specified exchange rate, either the underlying property or the cash value of the underlying property. The underlying property may be the securities of either U.S. or foreign entities or both. The exchangeable notes may or may not provide for protection against fluctuations in the exchange rate between the currency in which that note is denominated and the currency or currencies in which the market prices of the underlying security or securities are quoted. Exchangeable notes may have other terms, which will be specified in the applicable pricing supplement.

Special Requirements for Exchange of Global Securities. If an optionally exchangeable note is represented by a global note, the Depositary's nominee will be the holder of that note and therefore will be the only entity that can exercise a right to exchange. In order to ensure that the Depositary's nominee will timely exercise a right to exchange a particular note or any portion of a particular note, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify the Depositary of its desire to exercise a right to exchange. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other participant through which it holds an interest in a note in order to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary.

Payments upon Acceleration of Maturity or upon Tax Redemption. If the principal amount payable at maturity of any exchangeable note is declared due and payable prior to maturity, the amount payable on:

- an optionally exchangeable note will equal the face amount of the note plus accrued interest, if any, to but excluding the date of payment, except that if a holder has exchanged an optionally exchangeable note prior to the date of declaration or tax redemption without having received the amount due upon exchange, the amount payable will be an amount of cash equal to the amount due upon exchange and will not include any accrued but unpaid interest; and

- a mandatorily exchangeable note will equal an amount determined as if the date of declaration or tax redemption were the maturity date plus accrued interest, if any, to but excluding the date of payment.

Notes Linked to Commodity Prices, Single Securities, Economic or Financial Measures and Baskets or Indices Thereof

We may issue notes with the principal amount payable on any principal payment date and/or the amount of interest payable on any interest payment date to be determined by reference to one or more commodity prices, securities of entities not affiliated with us, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any event or circumstance, and/or baskets or indices of any of these items, or any combination of the above. These notes may include other terms, which will be specified in the relevant pricing supplement.

Currency-Linked Notes

We may issue notes with the principal amount payable on any principal payment date and/or the amount of interest payable on any interest payment date to be determined by reference to the value of one or more currencies as compared to the value of one or more other currencies, which we refer to as "currency-linked notes." The pricing supplement will specify the following:

- information as to the one or more currencies to which the principal amount payable on any principal payment date or the amount of interest payable on any interest payment date is linked or indexed;

- the currency in which the face amount of the currency-linked note is denominated, which we refer to as the "denominated currency";

- the currency in which principal on the currency-linked note will be paid, which we refer to as the "payment currency";

- the interest rate per annum and the dates on which we will make interest payments;

- specific historic exchange rate information and any currency risks relating to the specific currencies selected; and

- additional tax considerations, if any.

The denominated currency and the payment currency may be the same currency or different currencies. Interest on currency-linked notes will be paid in the denominated currency.

Notes Subject to a Financial Insurance Guaranty Policy

We may issue notes that are subject to a financial insurance guaranty policy issued by a financial institution that unconditionally and irrevocably guarantees certain payments on the notes. The terms of the financial insurance guaranty policy will be described in the relevant pricing supplement.

Additional Amounts

Unless the relevant pricing supplement provides otherwise, we or RBSG will pay any amounts to be paid by us or RBSG, as applicable, on any notes without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any U.K. political subdivision or authority that has the power to tax (a "U.K. taxing jurisdiction"), unless such deduction or withholding is required by law. If at any time a U.K. taxing jurisdiction requires us or RBSG, as applicable, to make such deduction or withholding, we or RBSG, as applicable, will pay additional amounts with respect to the principal of, and payments on, the notes ("Additional Amounts") that are necessary in order that the net amounts paid to the holders of those notes, after the deduction or withholding, will equal the amounts that would have been payable on those notes if the deduction or withholding had not been required. However, this will not apply to any such tax, levy, impost, duty, charge, fee, deduction or withholding that would not have been payable or due but for the fact that:

- the holder or the beneficial owner of the notes is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or physically present in, a U.K. taxing jurisdiction or otherwise has some connection with the U.K. taxing jurisdiction other than the holding or ownership of a note, or the collection of any payment of, or in respect of, principal of, or any payments on, any note;

- except in the case of our or RBSG's winding up in the United Kingdom, the relevant note is presented (where presentation is required) for payment in the United Kingdom;

- the relevant note is presented (where presentation is required) for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the holder would have been entitled to the Additional Amounts on presenting the note (where presentation is required) for payment at the close of that 30 day period;

- the holder or the beneficial owner of the relevant note or the beneficial owner of any payment of or in respect of principal of, or any payments on, the note failed to comply with a request by us, RBSG or our or RBSG's liquidator or other authorized person addressed to the holder to provide information concerning the nationality, residence or identity of the holder or the beneficial owner or to make any declaration or other similar claim to satisfy any information requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of a U.K. taxing jurisdiction as a precondition to exemption from all or part of the tax, assessment or other governmental charge;

- the withholding or deduction is imposed on a payment to or for the benefit of an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such directives;

- the relevant note is presented (where presentation is required) for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant note (where presentation is required) to another paying agent in a Member State of the European Union; or

- any combination of the above items;

nor will Additional Amounts be paid with respect to the principal of, and payments on, the notes to any holder who is a fiduciary or partnership or settlor with respect to such fiduciary or a member of such partnership other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of any taxing jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts, had it been the holder.

Whenever we refer in this prospectus and any prospectus supplement, in any context, to the payment of the principal of or any payments on, or in respect of, any debt security of any series, we mean to include the payment of Additional Amounts to the extent that, in the context, Additional Amounts are, were or would be payable.

Tax Redemption

Unless the relevant pricing supplement provides otherwise, we or RBSG will have the option to redeem notes issued as part of the same issuance as a whole upon not less than 30 nor more than 60 days' notice to each holder of such notes, at a redemption price equal to 100% of their principal amount together with any accrued but unpaid payments of interest, to the redemption date, or, in the case of notes issued with original issue discount, their accreted face amount, together with any accrued interest, if we or RBSG, as applicable, determine that as a result of a change in or amendment to the laws or regulations of a U.K. taxing jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations, including a decision of any court or tribunal, which becomes effective on or after the date of the applicable pricing supplement:

- in making any payments on such notes, we or RBSG, as applicable, have paid or will or would on the next payment date become obligated to pay Additional Amounts;

- payment of interest on the next interest payment date in respect of any of such notes would be treated as "distributions" within the meaning of Chapter 2 of Part 23 of the Corporation Tax Act 2010 of the United Kingdom, or any statutory modification or re-enactment of the Act; or

- on the next interest payment date we or RBSG, as applicable, would not be entitled to claim a deduction in respect of the payments in computing our or RBSG's U.K. taxation liabilities, or the value of the deduction to us or RBSG, as applicable, would be materially reduced.

In each case we or RBSG will be required, before giving a notice of redemption, to deliver to the trustee and the securities administrator a written legal opinion of independent English counsel of recognized standing, selected by us or RBSG, as applicable, in a form satisfactory to the trustee and securities administrator confirming that we or RBSG, as applicable, is entitled to exercise this right of redemption.

The Trustee

Wilmington Trust Company, 1100 North Market Street, Rodney Square North, Wilmington, DE 19890, is the trustee for the notes under the Indenture. The trustee shall have and be subject to all the duties and responsibilities specified with respect to an Indenture trustee under the Trust Indenture Act of 1939 ("TIA"). Subject to the provisions of the TIA, the trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of notes, unless offered reasonable indemnity by the holder against the costs, expense and liabilities which might be incurred thereby. We, RBSG and certain of RBSG's subsidiaries may maintain deposit accounts and conduct other banking transactions with Wilmington Trust Company in the ordinary course of our business.

The Securities Administrator

Pursuant to the Administration Agreement, Citibank, N.A., is the securities administrator for the notes. As the securities administrator, Citibank, N.A., will act as the authenticating agent, paying agent, senior debt securities registrar and transfer agent for the notes.

TAXATION IN THE UNITED KINGDOM

The following is a general summary of certain U.K. tax consequences as of the date of this prospectus supplement in relation to the notes. It is based on current United Kingdom law and HM Revenue & Customs practice and is not exhaustive. It does not address the U.K. consequences of any payment by RBSG under the guarantee. Any holders who are in doubt as to their tax position should consult their professional advisers.

Interest on the Notes

Interest on the notes generally will be paid by RBS without withholding or deduction for or on account of United Kingdom income tax provided that RBS continues to be a bank within the meaning of Section 991 of the Income Tax Act 2007 (the "ITA 2007") and the interest on the notes is paid in the ordinary course of its business within the meaning of Section 878 of the ITA 2007.

Additionally, the notes issued will constitute "quoted Eurobonds" if they are and continue to be listed on a recognised stock exchange, within the meaning of Section 1005 of the ITA 2007. The main market of the New York Stock Exchange is a recognised stock exchange for these purposes.

Whilst the notes are and continue to be quoted Eurobonds, payments of interest by RBS on the notes would be made without withholding or deduction for or on account of United Kingdom tax.

In all other cases, interest will generally be paid by RBS subject to deduction of income tax at the basic rate (currently 20%), subject to the availability of other reliefs or to any direction to the contrary from HM Revenue & Customs in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty.

Persons in the United Kingdom (i) paying interest to or receiving interest on behalf of another person who is an individual, or (ii) paying amounts due on redemption of any notes which constitute deeply discounted securities as defined in Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005 to or receiving such amounts on behalf of another person who is an individual, may be required to provide certain information to HM Revenue & Customs regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. However, in relation to amounts payable on the redemption of such notes, HM Revenue & Customs published practice indicates that HM Revenue & Customs will not exercise its power to obtain information where such amounts are paid or received on or before April 5, 2011.

EU Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. The Directive requires Member States to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual or to certain other persons in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period (subject to a procedure whereby, on meeting certain conditions, the beneficial owner of the interest or other income may request that no tax be withheld) unless during such period they elect otherwise.

UNITED STATES FEDERAL INCOME TAXATION

The following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the notes. It applies only to an investor who holds the notes as capital assets within the meaning of Section 1221 of the Code. This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described below, possibly with retroactive effect. It does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a note as a part of a straddle, conversion or other integrated transaction, or U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar. Holders should consult their tax advisers regarding the application of U.S. federal tax laws to their particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The following discussion may be modified or superseded by additional information regarding U.S. federal income taxation set forth in the applicable pricing supplement, which investors should consult before making a decision to invest in the specific instruments issued thereunder. This discussion does not apply to notes that are not fully principal-protected, certain linked notes, renewable notes, mandatorily exchangeable notes or reverse exchangeable notes. The tax treatment of these instruments will be discussed in the applicable pricing supplement.

Tax Consequences to U.S. Holders

As used herein, the term "U.S. holder" means, for U.S. federal income tax purposes, a beneficial owner of notes that is: (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of Interest

Interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the holder's method of accounting for U.S. federal income tax purposes. Interest income earned by a U.S. holder with respect to a note will be U.S. source income for purposes of calculating the U.S. holder's foreign tax credit limitation.

Special rules governing recognition of interest income on notes issued with original issue discount, short-term notes, contingent notes and foreign currency notes are described below under "—Original Issue Discount," "—Short-term Notes," "—Contingent Notes" and "—Foreign Currency Notes."

Original Issue Discount

A note that has an "issue price" that is less than its "stated redemption price at maturity" will be considered to have been issued with original issue discount ("OID") for U.S. federal income tax purposes (and will be referred to as an "OID note") unless the note satisfies a *de minimis* threshold (as described below). Special rules governing the tax treatment of "short-term notes" (which are not OID notes for purposes of this discussion) are described below under "—Short-term Notes." The "issue price" of a note will be the first price at which a substantial amount of the notes is sold to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The "stated redemption price at maturity" of a note generally will equal the sum of all payments required under the note other than payments of "qualified stated interest." "Qualified stated interest" includes stated interest unconditionally payable (other than in debt instruments of the issuer) at least annually at a single fixed rate, and also includes stated interest on certain floating rate notes.

If the difference between a note's stated redemption price at maturity and its issue price is less than a *de minimis* amount, *i.e.*, ¼ of one percent of the stated redemption price at maturity multiplied by the number of complete years from issuance to maturity, then the note will not be subject to the rules described below. Holders of notes with a *de minimis* amount of OID generally will include this OID in income, as capital gain, on a *pro rata* basis as principal payments are made on the note.

A holder of OID notes will be required to include any qualified stated interest payments in income in accordance with the holder's method of accounting for U.S. federal income tax purposes. In addition, the holder will be required to include OID in income as it accrues, in accordance with a constant-yield method based on a compounding of interest, regardless of the holder's method of accounting. Under this method, a holder of OID notes generally will be required to include in income increasingly greater amounts of OID in successive accrual periods. A holder's basis in an OID note will be increased by the amount of OID included in the holder's income.

A holder may make an election to include in gross income all interest that accrues on any note (including stated interest, OID, *de minimis* OID, market discount and *de minimis* market discount, as adjusted by any amortizable bond premium or acquisition premium) in accordance with the constant-yield method based on the compounding of interest (a "constant-yield election").

Short-term Notes

A short-term note is one with a term of one year or less (from but excluding the issue date to and including the last possible date that the note could be outstanding). Generally, a short-term note is treated as issued at a discount equal to the sum of all payments required on the note minus its issue price. As discussed below, certain aspects of the U.S. federal income tax treatment of a short-term note with contingent payments are unclear.

A cash-method U.S. holder generally will not be required to recognize income with respect to a short-term note prior to maturity, other than with respect to the receipt of interest payments, if any, or pursuant to a sale or exchange of the note. An accrual-method U.S. holder (or a cash-method holder who elects to accrue income on the note currently) will be subject to rules that generally require accrual of discount on short-term debt instruments on a straight-line basis, unless the holder elects a constant-yield method of accrual based on daily compounding. In the case of a short-term note with contingent payments, it is not clear how such accruals should be determined. Holders should consult their tax advisers regarding the amount and timing of any accruals on such notes.

Upon a sale, exchange or retirement of a short-term note, a holder will recognize gain or loss in an amount equal to any difference between the amount received and the holder's basis in the note. The holder's basis in the note should equal the amount paid to acquire the note increased, for a holder that accrues income on the notes currently, by any previously accrued but unpaid discount. The amount of any resulting loss will be treated as a short-term capital loss, the deductibility of which is subject to limitations. The excess of the amount received at maturity over the holder's basis in the note generally should be treated as ordinary income, although the treatment of gain recognized at maturity that is attributable to the purchase of a note in the secondary market for less than its issue price plus accrued but unpaid discount, if any, is unclear. It is also not clear whether or to what extent gain recognized upon a sale or exchange prior to maturity of a short-term note providing for contingent payments should be treated as capital gain or ordinary income. Holders should consult their tax advisers regarding these issues.

A cash-method holder who does not make the election to accrue income currently on a short-term note may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the note. Cash-method holders should consult their tax advisers regarding these rules.

Market Discount

If a U.S. holder purchases a note (other than a short-term note) for an amount that is less than its stated redemption price at maturity or, in the case of an OID note, its adjusted issue price, the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified *de minimis* amount. The adjusted issue price of an OID note generally equals the issue price of the note, increased by previously accrued OID and decreased by the amounts of any previous payments on the note other than payments of qualified stated interest.

A holder will be required to treat any principal payment on (or, in the case of an OID note, any payment that does not constitute qualified stated interest on), or any gain on the sale, exchange or retirement of a note, as ordinary income to the extent of the market discount accrued on the note at that time unless this market discount has been previously included in income by the holder pursuant to an election to include market discount in income as it accrues (a "market discount accrual election"), or pursuant to a constant-yield election as described under "—Original Issue Discount" above. If a note is disposed of in one of certain nontaxable transactions, accrued market discount will be includible as ordinary income as if the holder had sold the note in a taxable transaction at its then fair market value. Unless a holder elects to include market discount in income as it accrues, the holder generally will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the notes in an amount not exceeding the accrued market discount until the accrued market discount is included in income.

If a holder makes a market discount accrual election, that election will apply to all market discount bonds acquired by the holder on or after the first day of the first taxable year to which that election applies. If a holder makes a constant-yield election (as described under "—Original Issue Discount" above) with respect to a market discount note, that election will result in a deemed market discount accrual election for the taxable year in which the note was acquired.

Acquisition Premium and Amortizable Bond Premium

A U.S. holder who purchases an OID note for an amount that is greater than the note's "adjusted issue price" but less than or equal to the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, will be considered to have purchased the note with acquisition premium. Under the acquisition premium rules, the amount of OID that the holder must include in its gross income with respect to the note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

If a holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, the holder generally will be considered to have purchased the note with amortizable bond premium equal to such excess. If the note is not optionally redeemable prior to its maturity date, the holder generally may elect to amortize this premium over the remaining term of the note using a constant-yield method. If, however, the note may be optionally redeemed prior to maturity after the holder has acquired it, the amount of amortizable bond premium is determined by substituting the redemption date for the maturity date and the redemption price for the amount payable at maturity if and only if the substitution results in a smaller amount of premium attributable to the period before the redemption date. A holder may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in such holder's income with respect to the note in that accrual period. A holder that elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the Internal Revenue Service (the "IRS").

If a holder makes a constant-yield election (as described under "—Original Issue Discount" above) for a note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the holder's debt instruments with amortizable bond premium.

In addition, a holder who has purchased an OID note with amortizable bond premium will not be required to accrue any OID on such note.

Sale, Exchange or Retirement of a Note

Upon the sale, exchange or retirement of a note, a U.S. holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the holder's tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the note, which is treated as a payment of interest.

Gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. Exceptions to this general rule apply to short-term notes, notes with market discount, contingent notes and foreign currency notes. See "—Short-term Notes" and "—Market Discount" above and "—Contingent Notes" and "—Foreign Currency Notes" below.

Contingent Notes

Certain floating rate notes, optionally exchangeable notes and other notes issued pursuant to this prospectus supplement will be subject to the rules governing contingent payment debt instruments ("contingent notes"). In general, contingent notes will be subject to the OID provisions of the Code and the Treasury regulations issued thereunder, and U.S. holders will be required to accrue as interest income in each year the OID on the notes, with certain adjustments to reflect the difference, if any, between the actual and projected amounts of the contingent payments on the notes, as described below.

We are required to determine a "comparable yield" for a contingent note. The "comparable yield" generally is the yield at which, in similar general market conditions, we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term and timing of payments, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that a holder will be required to accrue, we are also required to construct a "projected payment schedule" representing a payment or series of payments the amount and timing of which would produce a yield to maturity on the contingent note equal to the comparable yield.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us or RBSG regarding the actual amounts, if any, that we will pay on a note. Unless the relevant pricing supplement provides the comparable yield and projected payment schedule, a holder may obtain that information by submitting a written request to our representative, whose name or title and address and/or telephone number we will provide in the relevant pricing supplement.

For U.S. federal income tax purposes, a holder is required to use the comparable yield and the projected payment schedule determined by us to calculate the holder's interest accruals and any adjustments thereto in respect of the contingent notes, unless the holder timely discloses and justifies the use of other estimates to the IRS.

A holder will be required for U.S. federal income tax purposes to accrue an amount of OID for each accrual period prior to and including the maturity (or earlier sale, exchange or retirement) of the contingent notes, that equals the product of (i) the adjusted issue price of the notes (as defined below) as of the beginning of the accrual period, (ii) the comparable yield of the notes, adjusted for the length of the accrual period, and (iii) the number of days during the accrual period that the holder held the notes divided by the number of days in the accrual period.

For U.S. federal income tax purposes, the "adjusted issue price" of a contingent note is its issue price increased by any interest income previously accrued (without regard to any positive or negative adjustments, as described below), and decreased by the projected amounts of all prior scheduled payments with respect to the contingent note (without regard to the actual amounts paid). Regardless of a holder's accounting method, the holder will be required to accrue OID on the notes as interest income at the comparable yield, with adjustments described below to reflect the difference, if any, between the actual and projected amounts of the payments on the notes.

A holder will be required to recognize additional interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of a contingent note for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments, in respect of a contingent note for a taxable year:

- will first reduce the amount of interest in respect of the note that a holder would otherwise be required to include in income in the taxable year; and

- to the extent of any excess, will give rise to an ordinary loss equal to the excess of:

  - the amount of all previous interest inclusions under the note over

  - the total amount of the holder's net negative adjustments treated as ordinary loss on the note in prior taxable years.

Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or retirement of the note. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

If a holder purchases a contingent note for a price other than its adjusted issue price, the difference between the purchase price and the adjusted issue price must be reasonably allocated to the daily portions of interest or projected payments with respect to the note over its remaining term and treated as a positive or negative adjustment, as the case may be, with respect to each period to which it is allocated. The rules described above regarding market discount, acquisition premium and amortizable bond premium do not apply to contingent notes.

Upon a sale, exchange or retirement of a contingent note prior to its scheduled maturity, a holder generally will recognize gain or loss equal to the difference between the amount the holder receives and the holder's basis in the note. (At the scheduled maturity, the holder will be treated as receiving the amount of the payment set forth in the projected payment schedule, and any difference between the amount received and the projected payment will be treated as a positive or negative adjustment, as described above.) The holder's basis in a note generally will equal the cost thereof, increased by the amount of interest income previously accrued in respect of the note (without regard to any positive or negative adjustments, as described above) and decreased by the projected amount of all prior scheduled payments with respect to the note (without regard to the actual amounts paid). Any gain will be treated as interest income, and any loss will be treated first as ordinary loss to the extent of previous interest inclusions less prior net negative adjustments that the holder took into account as ordinary loss, and then as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to other limitations. Additionally, if a holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS. Holders should consult their tax advisers regarding these limitations and reporting obligations.

Special rules may apply if the amounts of all of the remaining payments on a contingent note become fixed. For this purpose, a payment will be treated as fixed if the remaining contingencies with respect to it are remote or incidental. Under these rules, a holder would be required to account for the difference between the originally projected amount of each contingent payment and the fixed amount thereof in a reasonable manner over the period to which the difference relates. In addition, the holder would be required to make adjustments to, among other things, the holder's accrual periods and the holder's basis in the notes. The character of any gain or loss on a sale or exchange of the contingent note also would be affected. Holders should consult their tax advisers regarding the application of these rules.

Foreign Currency Notes

We refer to notes the interest and principal on which are payable in a single currency other than the U.S. dollar as "foreign currency notes." The following summary does not describe special rules applicable to currency-linked notes, contingent notes payable in a foreign currency, or notes providing for payments in more than one currency. Holders should refer to the applicable pricing supplement for a discussion of these special rules.

As further described below, the rules applicable to foreign currency notes may require a holder to treat some or all of the holder's income, gain or loss with respect to a foreign currency note as "exchange gain or loss," which is ordinary in character. The applicable rules, which are complex, permit certain elections. U.S. holders should consult their tax advisers regarding these rules.

A cash-method holder who has not made an election to accrue interest income on a foreign currency note currently and who receives a payment of qualified stated interest (or who receives proceeds from a sale, exchange or other disposition attributable to qualified stated interest) in a foreign currency with respect to a foreign currency note will be required to include in income the U.S. dollar value of the foreign currency payment (determined based on the spot rate on the date the payment is received) regardless of whether the payment is in fact converted to U.S. dollars at the time, and this U.S. dollar value will be the holder's tax basis in the foreign currency. In this case, the holder will not have any exchange gain or loss with respect to the qualified stated interest.

An accrual-method holder (or a cash-method holder who elects to accrue interest income currently) will be required to include in income the U.S. dollar value of the amount of interest income that accrues with respect to a foreign currency note during an accrual period. The U.S. dollar value of the accrued income will be determined by translating the accrued income (determined in the relevant foreign currency) at the average exchange rate of the currency for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. An accrual-method holder will recognize exchange gain or loss (which will be ordinary in character and will not be treated as interest income or expense) with respect to accrued interest income on the date the interest payment (or proceeds from the sale, exchange or other disposition attributable to accrued interest) is actually received. The exchange gain or loss so recognized will equal the difference between (i) the U.S. dollar value of the foreign currency payment received (determined based on a spot rate on the date the payment is received) in respect of the accrual period (or, where a holder receives U.S. dollars, the amount of the payment in respect of the accrual period) and (ii) the U.S. dollar value of interest income that has accrued during the accrual period (as determined above). Rules similar to these apply in the case of a cash-method taxpayer required to accrue OID or market discount.

An accrual-method holder may elect to translate interest income (including OID) into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. A holder that makes this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS.

OID, market discount, acquisition premium and amortizable bond premium on a foreign currency note are determined in the relevant foreign currency. Where the taxpayer elects to include market discount in income currently, the amount of market discount will be determined for any accrual period in the relevant foreign currency and then translated into U.S. dollars on the basis of the average exchange rate during the accrual period. Exchange gain or loss realized with respect to accrued market discount is determined in accordance with the rules relating to accrued interest described above.

If an election to amortize bond premium is made, amortizable bond premium taken into account on a current basis will reduce interest income in units of the relevant foreign currency. Exchange gain or loss is realized on the amortizable bond premium with respect to any period by treating the bond premium amortized in the period as a return of principal that is subject to the rules that apply on the sale, exchange or retirement of the foreign currency note (as described below). If the election is not made, any loss realized on the sale, exchange or retirement of the foreign currency note will be a capital loss to the extent of the bond premium. Similar rules apply to a foreign currency note acquired with acquisition premium.

A holder's tax basis in a foreign currency note, and the amount of any subsequent adjustment to the holder's tax basis, will be the U.S. dollar value of the foreign currency amount paid for such foreign currency note, or of the foreign currency amount of the adjustment, determined on the date of the purchase or adjustment. A holder who purchases a foreign currency note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such holder's tax basis in the foreign currency and the U.S. dollar fair market value of the foreign currency note on the date of purchase.

Exchange gain or loss upon sale, exchange or retirement of a foreign currency note will equal the difference between (i) the U.S. dollar value of the foreign currency principal amount of the note, determined on the date the payment is received or the note is disposed of, and (ii) the U.S. dollar value of the foreign currency principal amount of the note, determined on the date the holder acquired the note. Payments attributable to accrued interest will be treated in accordance with the rules described above. The exchange gain or loss (including the exchange gain or loss recognized with respect to accrued interest and amortizable bond premium, as applicable) will be recognized only to the extent of the total gain or loss realized by the holder on the sale, exchange or retirement of the foreign currency note. Any gain or loss realized by a holder in excess of the exchange gain or loss will be capital gain or loss except to the extent of any accrued market discount or, where applicable, in accordance with the rules for short-term notes. See "—Short-term Notes" and "—Market Discount" above. The source of the exchange gain or loss will be determined by reference to the residence of the holder or the "qualified business unit" of the holder on whose books the note is properly reflected. A holder who recognizes a loss upon a sale, exchange or retirement of a foreign currency note above certain thresholds may be required to file a disclosure statement with the IRS. Holders should consult their tax advisers regarding this reporting obligation.

A holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a foreign currency note equal to the U.S. dollar value of the foreign currency, determined at the time of sale, exchange or retirement. A cash-method holder who buys or sells a foreign currency note is required to translate units of foreign currency paid or received into U.S. dollars at the spot rate on the settlement date of the purchase or sale. Accordingly, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of the purchase or sale. An accrual-method holder may elect the same treatment for all purchases and sales of foreign currency notes, provided that the notes are traded on an established securities market. This election may not be changed without the consent of the IRS. Any gain or loss realized by a holder on a sale or other disposition of foreign currency (including its exchange for U.S. dollars or its use to purchase foreign currency notes) will be ordinary income or loss.

Recently Enacted Legislation

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase those notes should consult their advisers regarding this legislation.

Tax Consequences to Non-U.S. Holders

As used herein, the term "non-U.S. holder" means, for U.S. federal income tax purposes, a beneficial owner of notes that is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust. This discussion does not apply to a non-U.S. holder who is an individual present in the United States for 183 days or more in the taxable year of disposition. Such a non-U.S. holder should consult his or her tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of a note.

Subject to the following paragraph, payments to a non-U.S. holder on the notes, and any gain realized on the sale or exchange of the notes, will be exempt from U.S. federal income tax, including withholding tax, *provided, generally*, that the non-U.S. holder (i) certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and otherwise satisfies applicable requirements; and (ii) such amounts are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States.

Recently enacted legislation generally imposes a withholding tax of 30% on payments made after December 31, 2012 to certain foreign entities (including financial intermediaries) of interest payments on, and the gross proceeds of dispositions of, debt instruments issued after March 18, 2012 that give rise to U.S.-source interest, unless various U.S. information reporting and due diligence requirements have been satisfied. These requirements, which are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8BEN, generally relate to ownership by U.S. persons of interest in or accounts with such entities. The notes will give rise to U.S.-source interest and so will generally be subject to this regime if issued after March 18, 2012 unless an exception is provided under future guidance.

If a non-U.S. holder is engaged in a trade or business in the United States, and if income or gain from the notes is effectively connected with the conduct of that trade or business, the non-U.S. holder generally will be taxed in the same manner as a U.S. holder. In this case, the non-U.S. holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Non-U.S. holders that are engaged in a trade or business in the United States should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if the non-U.S. holder is a corporation.

Backup Withholding and Information Reporting

Payments on the notes, OID accruals on the notes, if any, and the proceeds received from a sale or other disposition of the notes generally will be subject to information reporting unless the holder is an "exempt recipient" and may also be subject to U.S. backup withholding at the rate specified in the Code if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. holder) or meet certain other conditions. A non-U.S. holder that complies with the certification procedures described in the preceding section generally will establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

The U.S. federal income tax discussion set forth above is included for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances. Holders should consult their tax advisers regarding the application of U.S. federal tax laws in their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We and RBSG are offering the RBS Notes^{SM} and related guarantees on a continuing basis exclusively through RBS Securities Inc. to the extent it is named in the applicable pricing supplement. In addition, we and RBSG may offer the notes and related guarantees through certain other agents to be named in the applicable pricing supplement. The agents have agreed to use reasonable efforts to solicit offers to purchase these securities. We will have the sole right to accept offers to purchase these securities and may reject any offer in whole or in part. Each agent may reject, in whole or in part, any offer it solicited to purchase securities. Unless otherwise specified in the applicable pricing supplement, we will pay an agent, in connection with sales of these securities resulting from a solicitation that agent made or an offer to purchase the agent received, a commission ranging from 0.05% to 8% of the initial offering price of the securities to be sold, depending upon the maturity of the securities. We and the agent will negotiate commissions for securities with a maturity of 30 years or greater at the time of sale.

We and RBSG may also sell these securities to an agent as principal for its own account at discounts to be agreed upon at the time of sale. That agent may resell these securities to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that agent determines and as we will specify in the applicable pricing supplement. An agent may offer the securities it has purchased as principal to other dealers. That agent may sell the securities to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any dealer will not be in excess of the discount that agent will receive from us. After the initial public offering of securities that the agent is to resell on a fixed public offering price basis, the agent may change the public offering price, concession and discount.

Each of the agents may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended. We and RBSG have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments made in respect of those liabilities.

To the extent the total aggregate principal amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase the unsold portion and hold such securities for its own investment.

We estimate that we will spend approximately $350,000 for printing, rating agency, trustee and legal fees and other expenses allocable to the offering.

Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of these securities on a national securities exchange. We have been advised by certain agents that they intend to make a market in these securities, as applicable laws and regulations permit. The agents are not obligated to make a market in these securities, however, and the agents may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for these securities.

In addition, we may, at our sole option, extend the offering period for securities offered pursuant to a pricing supplement. One or more of our or RBSG's affiliates may agree to purchase, for its own investment, any securities that are not sold during the extended offering period. During an extended offering period, securities will be offered at prevailing market prices which may be above or below the initial issue price set forth in the applicable pricing supplement. Our affiliates will not make a market in those securities during that period, and are not obligated to do so after the distribution is complete.

RBSSI is an affiliate of ours and RBSG. To the extent it is named in the applicable pricing supplement, RBSSI will conduct each offering of these securities in compliance with the requirements of the NASD Rule 2720 of the Financial Industry Regulatory Authority, which is commonly referred to as FINRA, regarding a FINRA member firm's distribution of the securities of an affiliate. Following the initial distribution of these securities, RBSSI may offer and sell those securities in the course of its business as broker-dealer. RBSSI may act as principal or agent in these transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. RBSSI may use this prospectus supplement in connection with any of these transactions. RBSSI is not obligated to make a market in any of these securities and may discontinue any market-making activities at any time without notice.

Underwriting discounts and commissions on securities sold in the initial distribution will not exceed 8% of the offering proceeds.

Neither RBSSI nor any other affiliated agent or dealer of ours utilized in the initial offering of these securities will confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

In order to facilitate the offering of these securities, the agents may engage in transactions that stabilize, maintain or otherwise affect the price of these securities or of any other securities the prices of which may be used to determine payments on these securities. Specifically, the agents may sell more securities than they are obligated to purchase in connection with the offering, creating a short position in these securities for its own accounts. A short sale is covered if the short position is no greater than the number or amount of securities available for purchase by the agent under any over-allotment option. The agents can close out a covered short sale by exercising an over-allotment option or purchasing these securities in the open market. In determining the source of securities to close out a covered short sale, the agents will consider, among other things, the open market price of these securities compared to the price available under the over-allotment option. The agents may also sell these securities or any other securities in excess of the over-allotment option, creating a naked short position. The agents must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the agents are concerned that there may be downward pressure on the price of these securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the agents may bid for, and purchase, these securities or any other securities in the open market to stabilize the price of these securities or of any other securities. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering if the syndicate repurchases previously distributed securities to cover syndicate short positions or to stabilize the price of these securities. Any of these activities may raise or maintain the market price of these securities above independent market levels or prevent or retard a decline in the market price of these securities. The agents are not required to engage in these activities, and may end any of these activities at any time.

Other selling group members include broker-dealers and other securities firms that have executed dealer agreements with RBSSI. In the dealer agreements, the selling group members have agreed to market and sell notes in accordance with the terms of those agreements and all applicable laws and regulations.

Selling Restrictions

Each agent has represented and agreed that, in connection with the distribution of the notes, it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA")) received by it in connection with the issue or sale of such notes or any investments representing the notes in circumstances in which section 21(1) of the FSMA does not or, in our case, would not, if we were not an authorized person apply to us and RBSG and that it has complied and will comply with all the applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each agent severally represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of the notes which are the subject of the offering contemplated by this prospectus supplement and any pricing supplement to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(i)   if the applicable pricing supplement in relation to the notes specifies that an offer of such notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), following the date of publication of a prospectus in relation to such notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided (if applicable) that any such prospectus has subsequently been completed by final terms contemplating such Non-exempt Offer which (if necessary) has been approved as a supplementary prospectus, all in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or pricing supplement, as applicable;

(ii) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(iii) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, all as shown in its last annual or consolidated accounts;

(iv) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant agent or agents nominated by us for any such offer; or

(v) at any time in any other circumstances falling under Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (ii) to (v) above shall require the publication by us or any agent of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the above, the expression an "offer of the notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in that Relevant Member State.

LEGAL OPINIONS

Davis Polk & Wardwell LLP will pass upon certain United States legal matters relating to the notes and the guarantee. Our Scottish solicitors, Dundas & Wilson C.S. LLP, will pass upon certain matters relating to Scots law. Our English solicitors, Linklaters LLP, will pass upon certain matters relating to English law.

BENEFIT PLAN INVESTOR CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code of 1986, (the "Code"), impose certain requirements on (a) employee benefit plans subject to Title I of ERISA, (b) individual retirement accounts, Keogh plans or other arrangements subject to Section 4975 of the Code, (c) entities whose underlying assets include "plan assets" by reason of any such plan's or arrangement's investment therein (we refer to the foregoing collectively as "Plans") and (d) persons who are fiduciaries with respect to Plans. In addition, certain governmental, church and non-U.S. plans ("Non-ERISA Arrangements") are not subject to Section 406 of ERISA or Section 4975 of the Code, but may be subject to other laws that are substantially similar to those provisions (each, a "Similar Law").

In addition to ERISA's general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and persons who have specified relationships to the Plan, i.e., "parties in interest" as defined in ERISA or "disqualified persons" as defined in Section 4975 of the Code (we refer to the foregoing collectively as "parties in interest") unless exemptive relief is available under an exemption issued by the U.S. Department of Labor. Parties in interest that engage in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. We, and our current and future affiliates, including RBS Securities Inc., may be parties in interest with respect to many Plans. Thus, a Plan fiduciary considering an investment in the notes should also consider whether such an investment might constitute or give rise to a prohibited transaction under ERISA or Section 4975 of the Code. For example, the notes may be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between us and an investing Plan which would be prohibited if we are a party in interest with respect to the Plan unless exemptive relief were available under an applicable exemption.

In this regard, each prospective purchaser that is, or is acting on behalf of, a Plan, and proposes to purchase the notes, should consider the exemptive relief available under the following prohibited transaction class exemptions, or PTCEs: (A) the in-house asset manager exemption (PTCE 96-23), (B) the insurance company general account exemption (PTCE 95-60), (C) the bank collective investment fund exemption (PTCE 91-38), (D) the insurance company pooled separate account exemption (PTCE 90-1) and (E) the qualified professional asset manager exemption (PTCE 84-14). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Unless the applicable pricing supplement explicitly provides otherwise, each purchaser or holder of a note, and each fiduciary who causes any entity to purchase or hold a note, shall be deemed to have represented and warranted, on each day such purchaser or holder holds such notes, that either (i) it is neither a Plan nor a Non-ERISA Arrangement and it is not purchasing or holding the notes on behalf of or with the assets of any Plan or Non-ERISA arrangement; or (ii) its purchase, holding and subsequent disposition of such notes shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law.

Fiduciaries of any Plans and Non-ERISA Arrangements should consult their own legal counsel before purchasing the notes. We also refer you to the portions of the offering circular addressing restrictions applicable under ERISA, the Code and Similar Law.

Each purchaser of a note will have exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the note does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the notes would meet any or all of the relevant legal requirements with respect to investments by, or is appropriate for, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

Please consult the applicable pricing supplement for further information with respect to a particular offering and, in certain cases, further restrictions on the purchase or transfer of the notes.